Exhibit 99.1

Yunji Announces First Half 2025 Unaudited Financial Results

Hangzhou, CHINA, August 21, 2025 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the half year ended June 30, 20251.

First Half 2025 Highlights

●	Total revenues in the first half of 2025 were RMB158.3 million (US$22.1 million), compared with RMB233.8 million in the same period of 2024. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had an impact on sales.

●	Repeat purchase rate[2] in the twelve months ended June 30, 2025 was 71.0%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “In the first half of 2025, we continued to advance our strategic transformation toward becoming a trusted advocate for organic living. By building an integrated portfolio that combines organic health products, beauty offerings, and immersive wellness experiences, we are deepening customer engagement and reinforcing our focus on high-margin, high-retention categories. We are expanding user acquisition through both online and offline channels to better connect with consumers and deliver greater value to our members.”

“During the first half of 2025, we continued to optimize our cost structure while ensuring efficient capital allocation. We remain committed to maintaining financial discipline and driving improved profitability while supporting long-term, sustainable growth,” said Ms. Nan Song, Senior Financial Director of Yunji.

First Half 2025 Unaudited Financial Results

Total revenues were RMB158.3 million (US$22.1 million), compared with RMB233.8 million in the same period of 2024. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had an impact on sales.

●	Revenues from sales of merchandise were RMB131.7 million (US$18.4 million), compared with RMB185.0 million in the same period of 2024.

●	Revenues from the marketplace business were RMB24.5 million (US$3.4 million), compared with RMB45.2 million in the same period of 2024.

●	Other revenues were RMB2.1 million (US$0.3 million), compared with RMB3.6 million in the same period of 2024.

Total cost of revenues decreased by 31.2% to RMB83.5 million (US$11.7 million), or 52.7% of total revenues, from RMB121.3 million, or 51.9% of total revenues, in the same period of 2024. Revenues and cost of revenues are recognized on a gross basis. Total cost of revenues, which mainly comprises the costs related to the sales of merchandise, decreased accordingly in the first half of 2025.

Total operating expenses increased by 20.3% to RMB179.4 million (US$25.0 million) from RMB149.1 million in the same period of 2024.

●	Fulfillment expenses decreased by 51.7% to RMB20.6 million (US$2.9 million), or 13.0% of total revenues, from RMB42.6 million, or 18.2% of total revenues, in the same period of 2024. The decrease was primarily due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) reduced personnel costs as a result of staffing structure refinements.

●	Sales and marketing expenses increased by 5.5% to RMB50.1 million (US$7.0 million), or 31.6% of total revenues, from RMB47.5 million, or 20.3% of total revenues, in the same period of 2024. The increase was primarily due to (i) the increase in member management fees, as a result of our expanded initiatives to grow the membership base, and (ii) the increase in personnel costs as a result of adjusting staffing structure to support market expansion initiatives, partially offset by a reduction in advertising expenses.

●	Technology and content expenses decreased by 40.0% to RMB15.3 million (US$2.1 million), or 9.7% of total revenues, from RMB25.5 million, or 10.9% of total revenues, in the same period of 2024. The decrease was primarily due to the reduction in personnel costs as a result of staffing structure refinements.

●	General and administrative expenses increased by 178.6% to RMB93.4 million (US$13.0 million), or 59.0% of total revenues, from RMB33.5 million, or 14.3% of total revenues, in the same period of 2024. The increase was primarily due to an increase in an allowance for credit losses[4] , partially offset by (i) the reduction in professional service expenses, as a result of our cost-saving efforts, and (ii) the reduction in personnel costs as a result of staffing structure refinements.

Loss from operations was RMB100.4 million (US$14.0 million), compared with RMB32.4 million in the same period of 2024.

Financial income, net was RMB3.9 million (US$0.5 million), compared with financial income, net of RMB25.6 million in the same period of 2024, primarily due to a decrease in the fair value changes of equity securities investments.

Net loss was RMB100.7 million (US$14.1 million), compared with RMB8.0 million in the same period of 2024.

Adjusted net loss (non-GAAP)3 was RMB100.5 million (US$14.0 million), compared with RMB6.7 million in the same period of 2024.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.05, compared with RMB0.00 in the same period of 2024.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, August 21, 2025, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	9361525

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	219,365	150,407	20,996
Restricted cash	23,467	23,138	3,230
Short-term investments	-	43,535	6,077
Accounts receivable, net (Allowance for credit losses of RMB34,005 and RMB32,167, respectively)	56,233	4,285	598
Advance to suppliers	9,810	9,018	1,259
Inventories, net	29,448	46,047	6,428
Amounts due from related parties	662	384	54
Prepaid expenses and other current assets[4] (Allowance for credit losses of RMB23,423 and RMB104,864, respectively)	177,187	114,308	15,957

Total current assets	516,172	391,122	54,599

Non-current assets
Property and equipment, net	205,450	234,324	32,710
Land use rights, net[5]	174,437	172,229	24,042
Long-term investments	364,534	355,516	49,628
Operating lease right-of-use assets, net	13,809	5,752	803
Other non-current assets (Allowance for credit losses of RMB28,305 and RMB18,337, respectively)	78,050	65,039	9,079

Total non-current assets	836,280	832,860	116,262

Total assets	1,352,452	1,223,982	170,861

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	54,678	46,843	6,539
Deferred revenue	8,596	14,325	2,000
Incentive payables to members[6]	66,039	55,055	7,685
Member management fees payable	1,263	2,056	287
Other payable and accrued liabilities	126,177	97,765	13,647
Amounts due to related parties	1,645	1,527	213
Short-term borrowings	-	15,057	2,102
Operating lease liabilities - current	3,845	1,251	175

Total current liabilities	262,243	233,879	32,648

Non-current liabilities
Operating lease liabilities	7,808	3,809	532
Other non-current liabilities	4,355	10,398	1,451

Total non-current liabilities	12,163	14,207	1,983

Total Liabilities	274,406	248,086	34,631

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(113,334)	(113,334)	(15,821)
Additional paid-in capital	7,328,336	7,328,546	1,023,026
Statutory reserve	16,726	16,726	2,335
Accumulated other comprehensive income	93,145	91,496	12,772
Accumulated deficit	(6,247,557)	(6,348,267)	(886,184)
Total Yunji Inc. shareholders’ equity	1,077,386	975,237	136,138
Non-controlling interests	660	659	92
Total shareholders’ equity	1,078,046	975,896	136,230
Total liabilities and shareholders’ equity	1,352,452	1,223,982	170,861

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2024	June 30, 2025
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	185,025	131,735	18,389
Marketplace revenue	45,167	24,463	3,415
Other revenues	3,645	2,132	298
Total revenues	233,837	158,330	22,102
Operating cost and expenses:
Cost of revenues	(121,311)	(83,487)	(11,654)
Fulfilment	(42,568)	(20,556)	(2,869)
Sales and marketing	(47,488)	(50,083)	(6,991)
Technology and content	(25,531)	(15,317)	(2,138)
General and administrative	(33,521)	(93,406)	(13,039)
Total operating cost and expenses	(270,419)	(262,849)	(36,691)
Other operating income	4,161	4,127	576
Loss from operations	(32,421)	(100,392)	(14,013)
Financial income, net	25,593	3,900	544
Foreign exchange income/(loss), net	2,330	(1,816)	(254)
Other non-operating income, net	118	936	131
Loss before income tax expense, and equity in loss of affiliates, net of tax	(4,380)	(97,372)	(13,592)
Income tax expense	(1,293)	(1,975)	(276)
Equity in loss of affiliates, net of tax	(2,359)	(1,363)	(190)
Net loss	(8,032)	(100,710)	(14,058)
Less: net loss attributable to non-controlling interests shareholders	(1)	-	-
Net loss attributable to YUNJI INC.	(8,031)	(100,710)	(14,058)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2024	June 30, 2025
	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(8,031)	(100,710)	(14,058)
Net loss	(8,032)	(100,710)	(14,058)
Other comprehensive income
Foreign currency translation adjustment	4,121	(1,649)	(230)
Total comprehensive loss	(3,911)	(102,359)	(14,288)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(1)	-	-
Total comprehensive loss attributable to YUNJI INC.	(3,910)	(102,359)	(14,288)
Net loss attributable to ordinary shareholders	(8,031)	(100,710)	(14,058)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,967,014,878	1,970,633,933	1,970,633,933
Net loss per share attributable to ordinary shareholders
Basic	(0.00)	(0.05)	(0.01)
Diluted	(0.00)	(0.05)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2024	June 30, 2025
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	823	117	16
General and administrative	448	93	13
Fulfillment	36	(12)	(2)
Sales and marketing	44	12	2
Total	1,351	210	29

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2024	June 30, 2025
	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(8,032)	(100,710)	(14,058)
Add: Share-based compensation	1,351	210	29
Adjusted net loss	(6,681)	(100,500)	(14,029)

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.
2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.
3.	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.
4.	As of June 30, 2025, Short-term loan receivables of amount RMB148.0 million were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies. The decrease in prepaid expenses and other current assets as of June 30, 2025 compared to June 30, 2024 was primarily due to an increased allowance for credit losses. The increase of credit losses was driven mainly by a provision of approximately RMB69.0 million for credit losses on a short-term loan receivable extended to an independent third party. The Company has determined the loan to be probably unrecoverable and has accordingly recognized an allowance for expected credit losses.
5.	In June 2024, the Company won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters (the “Hangzhou Land Parcel”) and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. In July 2024, the Company obtained the certificate of the land use right and carried the land use right at a cost of RMB176.6 million, including a tax expense of RMB5.1million, less accumulated amortization and impairment losses, if any. The Company intends to construct a new office building on the Hangzhou Land Parcel to use it as its new headquarters and also lease offices to external parties. The total amount for the land acquisition and office building construction is expected to be approximately RMB600.0 million. The Company intends to fund the land acquisition and building construction through cash on hand and bank financing.
6.	As of June 30, 2025, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members.